SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2003

FRESENIUS MEDICAL CARE CORPORATION

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg
Germany
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F   [X]    Form 40-F   [  ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes   [  ]    No   [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

EXHIBITS
SIGNATURES

EXHIBITS

Exhibit 99.1	Press release dated March 7, 2003

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: March 7, 2003

FRESENIUS MEDICAL CARE
AKTIENGESELLSCHAFT

By:	/s/ DR. BEN LIPPS

Name: Dr. Ben Lipps
Title: Chairman of the Management Board

By:	/s/ DR. ULF M. SCHNEIDER

Name: Dr. Ulf M. Schneider
Title: Chief Financial Officer

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Exhibit 99.1

Investor News	Fresenius Medical Care AG Investor Relations
Else-Kröner-Str. 1
D-61352 Bad Homburg

Contact:

Oliver Maier
Phone: + 49 6172 609 2601
Fax: + 49 6172 609 2301
E-mail: ir-fms@fmc-ag.com

North America:
Heinz Schmidt
Phone: + 1 781 402 9000
Ext.: 4518
Fax: + 1 781 402 9741
E-mail: ir-fmcna@fmc-ag.com

Internet: http://www.fmc-ag.com

March 07, 2003

Fresenius Medical Care announces

Change in Board of Management

Bad Homburg, Germany – March 07, 2003 — Fresenius Medical Care AG (“the Company”) (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS_p), the world’s largest provider of Dialysis Products and Services, announces today that Dr. Ulf M. Schneider (37) is resigning his position as the Chief Financial Officer (CFO) of Fresenius Medical Care AG and will become Chairman of the Management Board of Fresenius AG, where he will succeed Dr. Gerd Krick (64). On March 7, 2003, the Supervisory Board of Fresenius AG unanimously appointed Dr. Ulf M. Schneider to be the Chairman of the Management Board of Fresenius AG. Dr. Schneider will assume his new position upon the conclusion of the Annual General Meeting of Fresenius AG on May 28, 2003.

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Dr. Schneider’s successor as Chief Financial Officer of Fresenius Medical Care AG has not been determined yet. Dr. Ben J. Lipps, Chief Executive Officer of Fresenius Medical Care AG, will temporarily assume responsibility for financial matters in the event that a new CFO has not been appointed until May 28, 2003.

Dr. Ben J. Lipps, CEO of Fresenius Medical Care AG, stated with respect to this appointment: “First of all, I would like to sincerely congratulate Dr. Gerd Krick, who will be moving to the Supervisory Board of Fresenius AG. I am particularly pleased by the fact that Dr. Krick will continue to be the Chairman of the Supervisory Board of Fresenius Medical Care AG. Fresenius Medical Care AG can continue to benefit from Dr. Krick’s outstanding knowledge and experience in the field of health care and dialysis. I wish to thank Dr. Ulf M. Schneider for his outstanding contribution. With this step, the continuity of the cooperation is ensured.”

Fresenius Medical Care AG is the world’s largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,200,000 individuals worldwide. Through its network of approximately 1,480 dialysis clinics in North America, Europe, Latin America and Asia-Pacific, Fresenius Medical Care provides Dialysis Treatment to approximately 112,200 patients around the globe. Fresenius Medical Care is also the world’s leading provider of Dialysis Products such as hemodialysis machines, dialyzers and related disposable products. For more information about Fresenius Medical Care, visit the Company’s website at http://www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.

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